Exhibit 5.1

ARTICLE VII

Share Certificates and Their Transfer

Section 1. Share Certificates. The Board of Directors may authorize the issuance of some or all of the shares of the Corporation’s classes or series of capital stock without issuing certificates to represent such shares. If any shares are represented by certificates, the certificates shall be in such form as required by law and as the Board may approve from time to time. Issued certificates shall be signed by the Chairman of the Board of Directors, President or a Vice President and by the Secretary, Assistant Secretary, or the Treasurer and sealed with the Corporation’s seal, which seal may be a facsimile, engraved or printed. If uncertificated shares are issued, the Corporation shall send each holder of such shares a written statement containing the information required by law.